Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

January 14, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2087

Balanced Income Builder Portfolio, Series 34

File Nos. 333-250912 and 811-03763

Dear Mr. Bartz:

This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2087, filed on November 24, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 34 (the “trust”).

PROSPECTUS

Investment Summary — Principal Risks

1. The “Principal Investment Strategy” section states that the trust may invest in securities of non-U.S. companies, companies located in emerging markets, real estate investment trusts, and exchange-traded funds that may invest in senior loans, preferred securities and floating rate securities. If the trust principally in such securities, please provide the corresponding risk disclosures.

Response:        If trust invests in such securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren